UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      (AMENDMENT NO.       7       )
                                      -----------

                               First USA Inc.
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                              (Name of Issuer)


                                Common Stock
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                       (Title of Class of Securities)

                                  33743H10
                             ------------------
                               (CUSIP Number)

                               AS OF 2/28/97

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 10 pages

CUSIP No. 33743H10                 13G                       Page 2 of 10 Pages
          --------                                               ---   ---

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(1)	NAMES OF REPORTING PERSONS.			          Provident Investment Counsel, Inc.
   	S.S. OR I.R.S. IDENTIFICATION
   	NOS. OF ABOVE PERSONS


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(2) CHECK THE APPROPRIATE BOX IF A MEMBER  	(a)    / /
    OF A GROUP*						                       (b)    / /
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(3)	SEC USE ONLY

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(4)	CITIZENSHIP OR PLACE OF ORGANIZATION		  Massachusetts

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NUMBER OF SHARES          			(5) SOLE VOTING POWER                     5800
BENEFICIALLY
OWNED BY				                ----------------------------------------------------
EACH REPORTING			            (6) SHARED VOTING POWER                      0
PERSON WITH
					                       ----------------------------------------------------
                        					(7) SOLE DISPOSITIVE POWER                5800

                       					----------------------------------------------------
                        					(8) SHARED DISPOSITIVE POWER                 0

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 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      5800

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(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 0.0%

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(12) TYPE OF REPORTING PERSON*	                                       CO, IA

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                            Page 2 of 10 pages

CUSIP No. 33743H10                13G                        Page 3 of 10 Pages
          --------                                               ---   ---

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(1) NAMES OF REPORTING PERSONS.                    		Robert M. Kommerstad

    S.S. OR I.R.S. IDENTIFICATION
    NOS. OF ABOVE PERSON				                  (Mr. Kommerstad is no longer a
							                                       reporting person. See Item 2.)

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(2) CHECK THE APPROPRIATE BOX IF A MEMBER	(A)     / /
    OF A GROUP*	                      				(B)     / /
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(3) SEC USE ONLY

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(4) CITIZENSHIP OR PLACE OF ORGANIZATION	        U.S.A.

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NUMBER OF SHARES			          (5) SOLE VOTING POWER                 0
BENEFICIALLY
OWNED BY				                ----------------------------------------------------
EACH REPORTING			            (6) SHARED VOTING POWER               0
PERSON WITH
					                       ----------------------------------------------------
              				          	(7) SOLE DISPOSITIVE POWER            0

         					              ----------------------------------------------------
					                        (8) SHARED DISPOSITIVE POWER          0

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(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0  IA OWNS
    5800 SHARES OF COMMON STOCK.  MR. KOMMERSTAD IS NO LONGER A REPORTING
    PERSON.

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(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)          0%

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(12) TYPE OF REPORTING PERSON*  Mr. Kommerstad is no longer a reporting
   	person.  See Item 2.

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                             Page 3 of 10 pages

ITEM 1.

    (a)	NAME OF ISSUER: First USA Inc.

    (b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
        1601 Elm Street, 47th Floor, Dallas, Texas 75201

ITEM 2.

   	(a) NAME OF PERSON FILING: This statement is being filed by (i) Provident Investment Counsel Inc., a Massachusetts corporation and registered investment adviser ("IA"), and (ii) Robert M. Kommerstad, a shareholder of IA's predecessor, Provident Investment Counsel, a California corporation which was formerly a registered investment adviser ("Former IA"). IA is continuing the business of Former IA, and is a wholly-owned subsidiary of United Asset Management Holdings, which is wholly owned by United Asset Management
Corporation ("UAM"). Pursuant to an Acquisition Agreement by and among UAM, Former IA and IA, IA acquired substantially all of the assets of Former IA on February 15, 1995. (the "Acquisition").

    	IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients.  Mr. Kommerstad, as a result of the
Acquisition, no longer has beneficial ownership of any of the common stock, and is no longer a reporting person.

    (b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

        IA's Principal Business Office is located at:

            		300 North Lake Avenue, Pasadena, CA 91101-4022.


    (c)	CITIZENSHIP:

       	IA is a Massachusetts corporation.

    (d)	TITLE OF CLASS OF SECURITIES:

	       Class A Common Stock

                             Page 4 of 10 pages

    (e) CUSIP NUMBER:

       	33743H10

ITEM 3.		IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b),
       		CHECK WHETHER THE PERSON FILING IS A :

   	(a)	/ /	Broker or Dealer registered under Section 15 of the Act

   	(b)	/ /	Bank as defined in section 3(a) (6) of the Act

   	(c)	/ /	Insurance Company as defined in section 3(a) (19) of the Act

   	(d)	/ /	Investment Company registered under section 8 of the Investment
			         Company Act

   	(e) /X/	Investment Adviser registered under section 203 of the Investment
			         Advisers Act

   	(f)	/ /	Employee Benefit Plan, Pension Fund which is subject to the
            provisions of the Employee Retirement Income Security Act of 1974
            or Endowment Fund; see Section 240.13d-1(b) (1) (ii) (F)

   	(g)	/ /	Parent Holding Company, in accordance with Section
		          240.13d-1(b) (ii) (G) (Note: See Item 7)

   	(h)	/ /	Group, in accordance with Section 240.13d-1(b) (ii) (H)

ITEM 4.		OWNERSHIP

   	(a)	AMOUNT BENEFICIALLY OWNED: IA directly beneficially owns 5800
      		shares of Common Stock.

   	(b)	PERCENT OF CLASS:   0.0%

   	(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

        		(i)    sole power to vote or to direct the vote:

                 				 IA has the power to vote 5800 shares.  No other
                      person has the power to vote such shares.

                   			IA has no power to vote 0 shares for which it has
        			          	dispositive power.

       		(ii)    shared power to vote or to direct the vote:  0

                             Page 5 of 10 pages

      		(iii)	   sole power to dispose or to direct the disposition of:

                  				IA has the power to dispose all 5800 shares for which
	                  			it has direct beneficial ownership.  It does not share
				                  this power with any other person.

       		(iv) 	  shared power to dispose or to direct the disposition of:    0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         	As a result of the Acquisition, Mr. Kommerstad no longer owns any of
          the	common stock.  See Item 2 above.  IA's beneficial ownership is
          described in	Item 4 above.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

	         IA, a registered investment adviser, has the right or the power to direct the receipt of dividends from Common Stock, and to direct the
          receipt of proceeds	from the sale of Common Stock to IA's investment
          advisory clients.  No single	investment advisory client of IA owns
          more than 5% of the Common Stock.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         	THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         	Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         	Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

         	Not applicable.

                             Page 6 of 10 pages

ITEM 10.   CERTIFICATION

          	By signing below I certify that, to the best of my knowledge and
           belief, the	securities referred to above were acquired in the
           ordinary course of business	and were not acquired for the purpose of
           and do not have the effect of	changing or influencing the control of
           the issuer of such securities and were	not acquired in connection
           with or as a participant in any transaction having	such purposed or
           effect.

                             Page 7 of 10 pages

                                 SIGNATURE

	          After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 1997

                 					PROVIDENT INVESTMENT COUNSEL, INC.



                     						By: 	/s/ Thad Brown
						                        	--------------------------
							                        Thad Brown
                        							Chief Financial Officer
                        							and Senior Vice-President

                             Page 8 of 10 pages